UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 2002

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to

Commission file number 001-16385

NUI CORPORATION SAVINGS AND INVESTMENT PLAN

NUI Corporation

550 Route 202-206

P.O. Box 760

Bedminster, New Jersey  07921-0760

NUI CORPORATION

SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001

TOGETHER WITH

REPORT OF INDEPENDENT AUDITORS

NUI CORPORATION

SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

                                                                                                                                                                                                Page

Report of Independent Auditors

Financial Statements:

                Statements of Net Assets Available for Benefits                                                                                                                                        1

                Statement of Changes in Net Assets Available for Benefits                                                                                                                        2

                Notes to Financial Statements                                                                                                                                                               3-6

Supplemental Schedule:

Schedule H Part IV Line 4(i)-Schedule of Assets (Held At End of Year) at December 31, 2002                                                                               7

All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrative Committee of

NUI Corporation Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of NUI Corporation Savings and Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held At End of Year) at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

July 9, 2003

 NUI CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2002 AND 2001

	2002	2001

Assets (See Note 3)

NUI Common Stock Fund	$13,017,206	$17,152,137

Investments	24,468,585	27,208,630

Loans to Participants	1,208,090	1,149,406

Receivables:

Participant Contributions	124,528	100,377

Employer Contributions	8,238	35,629

Loan Repayments	---	---

Accrued Income	4,414	3,746

Amounts Due from Broker	13,728	---

Cash	11,065	---

Net Assets Available for Benefits	$38,855,854	$45,649,925

The accompanying notes to financial statements are an integral part of this statement.

NUI CORPORATION

SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

Additions to Net Assets Attributed to:

Investment Income (See Note 3):
Dividends	$1,423,424
Participant Loan Interest	131,682
Other Interest	667
1,555,773

Contributions:
Participants'	3,695,895
Employer's	1,006,001
Rollovers	93,305
4,795,201
Transfer from other qualified plan	46,567

Total Additions	6,397,541

Deductions to Net Assets Attributed to:

Net realized and unrealized depreciation in fair value of investments (See Note 3)	(8,579,908)

Benefit Payments to Participants	(3,846,928)
Withdrawals	(612,213)
Expenses, net	(152,563)

Total Deductions	(13,191,612)

Net Decrease in Net Assets Available for Benefits	(6,794,071)

Net Assets Available for Benefits:

Beginning of Year	45,649,925

End of Year	$38,855,854

The accompanying notes to financial statements are an integral part of this statement.

NUI CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.              Summary Description of Plan

The NUI Corporation Savings and Investment Plan (the Plan) is a defined contribution plan covering eligible employees of NUI Corporation and its subsidiaries (the company).  The Plan, as amended, conforms to the requirements of the Employee Retirement Income Security Act of 1974, as amended.  The following description provides only general information.  See the Plan agreement for a more complete description.

The Plan allows eligible employees who participate to make "basic" contributions of up to 6 percent of their annual base pay, which are matched by contributions by the company.  Participants investing in the NUI Stock Fund are matched by the company at 60 percent of their "basic" contributions.  "Basic" contributions invested in all other funds were matched by the company at 50 percent through September 30, 2002. Effective October 1, 2002, "basic" contributions invested in all other funds are matched by the company at 60 percent.  Participants may make additional contributions of up to 10 percent of their annual base pay, providing these contributions do not exceed limits imposed by the Internal Revenue Code of 1986, as amended (the Code).  These additional contributions are not matched by the company.  Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

If a participant of the Plan receives a lump sum distribution from a qualified pension, savings or profit sharing plan of a previous employer, a "rollover" contribution by the participant of the taxable amount of the lump sum distribution may be made to the Plan.

Company contributions are invested in the NUI Stock Fund, unless the participant has reached age 55, whereby they can direct the investment of these contributions into any fund.  Participant contributions may be invested in the following funds: Barclays Global Investors Asset Allocation Fund, Barclays Global Investors S&P 500 Stock Fund, Lord Abbett Developing Growth Fund, Inc., Merrill Lynch Aggregate Bond Index Fund, Merrill Lynch Retirement Preservation Trust, NUI Stock Fund, Oppenheimer Global Growth and Income Fund, and Wells Fargo Large Company Growth Fund as designated by the participants.  A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon.  A participant is  100 percent vested in company contributions after one year of service. An eligible employee with one or more years of service with the company becomes fully vested upon entering the Plan.  A participant also becomes fully vested upon attaining his/her normal retirement date as an employee, or upon his/her death or disability.  Forfeitures of a participant's non-vested account balances can be used to pay Plan fees and/or reduce company contributions, as directed by the Plan Administrator.  There were forfeitures of $26,123 during the year ended December 31, 2002 and no forfeitures during the year ended December 31, 2001.

Participants may borrow up to 50 percent of the value of the vested portion of their accounts, excluding the company match portion of their accounts, as calculated on the effective date of the loan, up to a maximum of $50,000.  The interest rate is the prime rate plus 1 percent at the time of the loan.  The term of the loan cannot exceed five years, nor be less than one year.  If a participant's employment is terminated for any reason, the remaining unpaid loan balance becomes immediately due and payable, and if unpaid, may become a taxable distribution.  Loan repayments are credited to a participant's account based upon the participant's investment election for new contributions.

Although it has not expressed any intent to do so, the company has the right under the Plan agreement to terminate the Plan.  Upon termination, all employees would become 100 percent vested and benefits would be distributed to participants.

2.              Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting.

The preparation of financial statements require the company's management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

The Plan's investments in each Investment Fund are maintained in shares/units.  Shares of registered investment plan companies are valued at quoted market prices which represent the net asset value of shares held by the plan at year-end. The market value of the Insured Money Market Fund and loans to participants are based on cost, which approximates market value.  The value of the Merrill Lynch Retirement Preservation Trust (the Trust) is based on the contract values of the Trust's underlying assets, which approximates fair value (contributions plus earnings less withdrawals and expenses). The market value of the NUI Stock Fund is based on the published market quotation of the fund's underlying assets.  The market values of the remaining funds are based on their published quotations.

Purchases and sales of securities are recorded on a trade-date basis.  Amounts due from broker represent trade date investment activity pending settlement as of December 31, 2002. Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.

Distributions are recorded when paid.  There were no distributions payable to participants at December 31, 2002 and 2001.

Transfers of $46,567 recorded in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002 represent net roll-over of participant account balances into this Plan from another qualified plan.

The Plan provides for various investment options which are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to charges in risks in the near term, it is at least reasonably possible that changes in risks would materially affect participants account balances and the amounts reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.

3.              Investment Funds

The following are investments that represent 5 percent or more of the Plan's net assets:

	December 31,

	2002	2001

NUI Common Stock Fund, 754,183 and 723,719 shares/units, respectively	$13,017,206	$17,152,137
Merrill Lynch Retirement Preservation Trust, 9,231,145 and 8,177,801 shares/units, respectively	$9,231,145	$8,177,801
Barclays Global Investors S&P 500 Stock Fund, 50,293 and 404,515 shares/units, respectively	$5,366,805	$7,042,613
Barclays Global Investors Asset Allocation Fund, 609,746 and 679,477 shares/units, respectively	$4,999,914	$6,461,835
Wells Fargo Large Company Growth Fund, 66,230 and 70,371 shares/units, respectively	$2,499,515	$3,700,796

Investments were impacted during the year ended December 31, 2002 as follows:

Net depreciation in Fair Value (including gains and losses on investments bought and sold, as well as held during the year)
NUI Common Stock Fund	$(4,465,126)
Other Plan Investments
Registered Investment Companies	(4,013,919)
Self-directed Brokerage Accounts	(100,863)
Total other Plan Investments	(4,114,782)
Net depreciation in Fair Value	$(8,579,908)

Dividend income by investment class	Dividends
NUI Common Stock Fund	$715,673
Other Plan Investments
Registered Investment Companies	236,034
Bank Commingled Trust	471,717
Total other Plan Investments	707,751
Total Dividend Income	$1,423,424

The Plan uses an insured money market fund as a pass-through of amounts in and out of the Investment Funds. This fund had a balance of $11,065 at December 31, 2002. Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.

4.              Tax Status

The Internal Revenue Service issued a determination letter, dated July 22, 1995, which stated that the Plan, as designed, met the requirements of Section 401(a) of the Internal Revenue Code and was exempt from taxation. Although the Plan has been amended since that date, management believes the Plan continues to operate in accordance with IRS regulations and therefore continues to be exempt.

Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction.  Participants are taxed currently on the amount of their after-tax contributions.

5.         Related Party Transactions

Certain Plan investments are shares/units of registered investment companies (mutual funds) and a bank commingled trust issued by Merrill Lynch & Company.  Merrill Lynch & Company is an affiliated company of Merrill Lynch Trust Company, the trustee of the Plan and therefore, these transactions qualify as party-in-interest transactions.  Transactions resulting in Plan assets being transferred to, or used by a related party are prohibited under ERISA unless a specific exemption exists.  Merrill Lynch Trust Company is a party-in-interest as defined by ERISA as a result of investing Plan assets in its funds and accounts and providing investment management services.  Fees are paid by the Plan for investment management services.  However, such transactions are exempt under Section 408 (b) (8) and are not prohibited under ERISA.

Record keeping and investment fund election changes and loan fees are paid by the participants from their accounts.  Investment management fees are also paid by the participants and are included as a reduction of the investment return.  All other fees of the Plan  (e.g. legal, accounting, tax, etc.) are paid by the company.

EIN #22-1869941                                                                                                                                             Schedule H

PLAN #002

NUI Corporation

Savings and Investment Plan

Schedule H Part IV Line 4(i) - Schedule of Assets

(Held At End of Year)

At December 31, 2002

Identity of Issue	Description of Investment	Shares/Units	Historical Cost	Current Value

Merrill Lynch Trust Company*
	Merrill Lynch Self-Direct Brokerage Account Option	198,668	$ 299,531	$ 198,668
	Barclays Global Investors Asset Allocation Fund	609,746	$ 5,756,944	$ 4,999,914
	Barclays Global Investors S&P 500 Stock Fund	50,293	$ 6,957,777	$ 5,366,805
	Lord Abbett Developing Growth Fund, Inc.	25,820	$ 363,715	$ 274,728
	Merrill Lynch Aggregate Bond Index Fund	101,930	$ 1,086,534	$ 1,116,136
	Merrill Lynch Retirement Preservation Trust	9,231,145	$ 9,352,980	$ 9,231,145
	NUI Stock Fund	754,183	$ 17,203,082	$ 13,017,206
	Oppenheimer Global Growth and Income Fund	48,014	$ 1,017,643	$ 781,674
	Wells Fargo Large Company Growth Fund	66,230	$ 3,375,448	$ 2,499,515
Participants' Loans*	Loans, at interest rates ranging from 5.25 percent to 11.0 percent	-	$ 1,208,090	$ 1,208,090

* Represents a party in interest.

The accompanying notes to financial statements are an integral part of this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                       NUI CORPORATION

July 11, 2003                                                                  Thomas W. Williams

                                                                                       Plan Administrator

July 11, 2003                                                                  Charles N. Garber

                                                                                       Plan Sponsor